REVIEWED FINANCIAL STATEMENTS

Smari Organics, Inc.
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report

SMARI ORGANICS, INC.

Financial Statements

For the Years Ended December 31, 2019 and 2018

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Smari Organics, Inc.

I have reviewed the accompanying financial statements of Smari Organics, Inc., which comprises the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in stockholders' equity, and cash flow for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
March 26, 2019

(This page intentionally left blank.)

Smari Organics, Inc.

Balance Sheets

	December 31,		
	2019		2018
Assets			
Current assets:			
Cash and cash equivalents *(note 1)*	$	**274,142**	$ 54,271
Accounts receivable		**23,461**	25,469
Inventory		**182,668**	-
Employee advances		**18,444**	-
Prepaid expenses		**15,320**	6,103
Total current assets		**514,035**	85,843
Fixed Assets *(note 1)*			
Furniture and Equipment		**146,321**	1,022,477
Accumulated Depreciation		**(112,025)**	(516,591)
Net fixed assets		**34,296**	505,886
Deferred tax asset *(note 1)*		**-**	-
Total assets	$	**548,331**	$ 591,729
Liabilities and Stockholders' Equity			
Current liabilities:			
Trade payables		**107,660**	375,561
Accrued payroll		**4,767**	4,907
Total current liabilities		**112,427**	380,468
Long term liabilities		**-**	-
Total liabilities		**112,427**	380,468
Stockholders' equity			
Common stock, $.002 par value, 3,600,000 shares authorized			
102,856 shares issued and outstanding *(note 3)*		**201**	201
Paid-in Capital		**191**	191
Preferred stock, no par, 2,768,254 shares authorized			
1,853,868 shares issued and outstanding, *(note 4)*		**10,591,669**	8,991,669
Treasury Stock (861,571 of preferred shares)		**(2,000)**	-
Retained deficit		**(10,154,157)**	(8,780,800)
Total Stockholders' equity		**435,904**	211,261
Total liabilities and stockholders' equity	$	**548,331**	$ 591,729

See Independent Accountant's Review Report.

Smari Organics, Inc.

Statements of Operations

| | December 31, | |
	2019	2018
Sales revenue *(note 1)*	$ 355,813	$ 751,809
Sales discounts-trade and spoils	(90,463)	(192,122)
Cost of goods sold	(423,260)	(519,144)
Gross margin	(157,910)	40,543
Expenses:		
Advertising and marketing	363,627	270,730
Bank charges	928	460
Depreciation charges	74,819	101,579
Dues and subscriptions	9,234	8,330
Insurance	4,521	4,485
Legal and professional	151,539	65,766
License, taxes and permits	2,722	9,128
Office expenses	14,646	7,121
Payroll expenses	411,493	519,051
Rent	18,309	29,292
Repair	1,389	115
Research and development	41,577	179,819
Storage fees	22,112	-
Travel and meals	12,630	20,962
Utilities	4,686	8,991
Total operating expenses	1,134,232	1,225,829
Operating Loss	(1,292,142)	(1,185,286)
Other income / (expense)		
Interest income	441	-
Loss on asset disposal	(103,060)	-
Interest expense	(530)	(5,257)
Total other expense	(103,149)	(5,257)
Net loss	$ (1,395,291)	$ (1,190,543)

See Independent Accountant's Review Report.

Smari Organics, Inc.

Statements of Changes in Stockholders' Equity

	Common stock par value $.002	Paid-in Capital	Preferred Stock	Retained Deficit	Total
Balance at December 31, 2017	$ 200	$ -	$ 7,541,669	$ (7,568,323)	$ (26,454)
Plus: Stockholders' Contributions	1	191	-	-	192
Preferred stock issuance			1,450,000		1,450,000
Less: Net Loss	-	-		(1,190,543)	(1,190,543)
Balance at December 31, 2018	$ 201	$ 191	$ 8,991,669	$ (8,758,866)	$ 233,195
Plus: Stockholders' Contributions	-	-	-	-	-
Preferred stock buy-back	-	-	(2,000)	-	(2,000)
Preferred stock issuance	-	-	1,600,000	-	1,600,000
Less: Net Loss	-	-	-	(1,395,291)	(1,395,291)
Balance at December 31, 2019	$ 201	$ 191	$10,589,669	$ (10,154,157)	$ 435,904

See Independent Accountant's Review Report.

Smari Organics, Inc.

Statements of Cash Flows

	December 31,	
	2019	**2018**
Operating activities		
Net Loss	$ **(1,395,291)**	$ (1,190,543)
Add: depreciation expense	**74,819**	101,579
(Increase) decrease in accounts receivable	**2,008**	80,706
(Increase) decrease in inventory	**(182,668)**	928
(Increase) decrease in prepaid expenses	**(9,217)**	6,800
(Increase) decrease in employee advances	**(18,000)**	-
Increase (decrease) in trade payables	**(267,901)**	(343,355)
Increase (decrease) in accrued payroll	**(140)**	352
Net cash used by operating activities	**(1,371,525)**	(1,343,533)
Investing activities		
Sale of fixed assets	**424,865**	-
Property and equipment	**(6,604)**	(69,745)
Net cash used in investing activities	**418,261**	(69,745)
Financing activities		
Proceeds from capital contribution-Common Stock	**-**	192
Proceeds from capital contribution-Preferred Stock, net	**1,598,000**	1,450,000
Net cash provided by financing activities	**1,598,000**	1,450,192
Net increase in cash and cash equivalents *(note 1)*	**219,871**	36,914
Cash and cash equivalents at beginning of year	**54,271**	17,357
Cash and cash equivalents at end of year	$ **274,142**	$ 54,271

Supplemental disclosures of cash flow information:

Cash paid for interest	$ **530**	$ 5,257
Cash paid for income taxes	**-**	-

See Independent Accountant's Review Report.

Smari Organics, Inc.
Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Smari Organics, Inc., (the Company), was formed in 2011 in the State of California. The financial statements of Smari Organics, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

We pivoted the company in 2019 where we have temporarily discontinued the yogurt in May 2019, and launched a new drinkable product at the same time (smarikaffi.com). Manufacturing is handled differently now, and we're essentially a completely different business than we were before. Currently we sell to natural channel stores from West coast to East Coast, with plans to expand to every state, as well as to conventional grocery, c-stores, food service and on-line sales. For now, wholesale only, however, online / direct to consumer is planned for summer 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Research and Development

Research and development costs are expensed as incurred.

See Independent Accountant's Review Report.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a double declining balance mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

Income Taxes

Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and charitable contributions. The net deferred tax asset represents the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company files income tax returns for U.S. federal income tax purposes and in the state of California. All income tax returns filed by the Company are subject to examination by taxing authorities.

There is no income tax provision or benefit recorded for the years ended December 31, 2019 and 2018, as company decided to set up an allowance account. The Company has approximately $9,695,483 of federal net operating loss carryforwards that may be used to offset future taxable income. A portion of the carryforwards will expire at various times beginning in 2032.

	2019	2018
NOL Carryover	9,695,483	8,708,018
Deferred tax asset related to NOL	1,939,097	1,741,603
Less: valuation allowance	(1,939,097)	(1,741,603)
	$ -	$ -

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

See Independent Accountant's Review Report.

4. Preferred Stock

There are five classes of Preferred Stocks, all of them are non-voting and has right to dividends ahead of Common Stock shareholders. In the event of liquidity, Preferred Stock has rights ahead of Common Stock shares and within this class, preferences to any distribution is as follow:

Class	Authorized Shares	Outstanding Shares	Liquidity preferences
Series E	1,500,000	1,447,851	1st priority (amount equal to number of shares *$1.09)
Series D	997,039	259,902	2nd priority (amount equal to number of shares *$4.09)
Series C	143,181	39,800	3rd priority (amount equal to number of shares * $25)
Series B	80,534	58,815	3rd priority (amount equal to number of shares * $19)
Series A	47,500	47,500	3rd priority (amount equal to number of shares * $10)
Total	2,768,254	1,853,868	

In 2019, the Company purchased back 861,571 shares of class D(737,137), C(103,381), B(21,054).

5. Commitments and Contingencies

As of the date of issuance of financials March 26, 2020, the company has no commitments or contingencies.

6. Going concern:

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the years ended December 31, 2019 and 2018, the Company had net losses of approximately $1,395,291 and $1,190,543, respectively, due to launching a new product- Smari Kaffi. The Company continues to develop its sales and marketing capabilities, with additional funding required to support operations.

To date, the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and consistently achieve positive cash flows is uncertain and is contingent upon several factors, including continuing to decrease customer acquisition costs, getting more customers in the pipeline, and increasing margin on sales. These uncertainties may cast doubt upon the Company's ability to continue as a going concern.

See Independent Accountant's Review Report.

The Company has raised and will continue to raise additional capital through equity offerings in 2020. These raises, if implemented, would provide equity funding necessary to expand to new markets, hire senior level personnel, and build sales and marketing to capture more recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

10. Subsequent Events

Management has evaluated subsequent events through March 26, 2020, the date on which the financial statements were available to be issued.

In March 2020, two short-term loans of $25,000 each were taken out from a shareholder at an interest rate of 5% per annum. These loans are due in 10 days after the minimum funding of $250,000 is obtained or in twelve months.

See Independent Accountant's Review Report.